Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in Post-Effective Amendment No. 1 to the Registration Statement (Form S-3) and related Prospectus of Forest Oil Corporation for the registration of common stock, preferred stock, depository shares, warrants, debt securities, guarantees of debt securities, and units to the incorporation by reference therein of our reports dated February 21, 2012, with respect to the consolidated financial statements of Forest Oil Corporation, and the effectiveness of internal control over financial reporting of Forest Oil Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Denver, Colorado
July 27, 2012